Exhibit 3.1

ARTICLES OF AMENDMENT
TO
SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
HOMESTREET, INC.

Pursuant to RCW 23B.10.020(4)(a) and RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation (the “Corporation”) hereby submits the following amendments to the Corporation's Second Amended and Restated Articles of Incorporation, as previously amended on March 6, 2012, to be known as the Second Amendment to the Second Amended and Restated Articles of Incorporation.

1.     The name of the Corporation is HOMESTREET, INC.

2.     The amendment to the Second Amended and Restated Articles of Incorporation of the Corporation is as follows:

Article 2 is hereby deleted in its entirety and replaced with the following new Article 2:

ARTICLE 2
CAPITAL STOCK; VOTING RIGHTS
2.1.     AUTHORIZED SHARES. This corporation shall have authority to issue 80,000,000 shares of common stock and 10,000 shares of preferred stock. Effective at the close of business, Pacific Time, on November 5, 2012, each outstanding share of the corporation’s common stock will be exchanged and converted, automatically, without further action, into two (2) shares of common stock, and such additional shares shall be issued to shareholders of record as of the effective time on November 7, 2012. At the effective time, the total number of shares which the Corporation shall have the authority to issue shall be 160,010,000; the total number of authorized shares of common stock shall be 160,000,000 and the total number of authorized shares of preferred stock shall be 10,000.
2.2.     PREFERRED STOCK. Shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to fix the designations and powers, preferences and relative participating, optional or other rights, if any, and qualifications, limitations or other restrictions thereof, including, without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, if any, voting rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.

2.3.     PREEMPTIVE RIGHTS. Shareholders of the corporation shall not have preemptive rights to acquire additional shares issued by the corporation.
2.4.     CUMULATIVE VOTING. The right to cumulate votes in the election of directors shall not exist with respect to shares of stock of the corporation.

3.    This amendment provides for a forward split of shares previously issued and outstanding as of the effective time set forth below, as follows: each one (1) share of the Corporation’s common stock (“Common Stock”) issued and outstanding immediately prior to the time this amendment becomes effective shall be and is hereby automatically reclassified and converted (without any further act) such that each such one (1) share of Common Stock issued and outstanding prior to the time this amendment becomes effective shall, after the application of this amendment, result in two (2) fully-paid and nonassessable shares of Common Stock, without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation. Issuance of the additional shares of Common Stock shall be made by the Corporation’s transfer agent on November 7, 2012.
4.    The date of adoption of this amendment was: October 24, 2012.

5.     The amendment was adopted by the board of directors of the Corporation in accordance with the provisions of RCW 23B.10.020(4)(a).

6.     The effective time and date of this amendment is 11:59 PM on November 5, 2012.

Dated:         October 24, 2012.

HOMESTREET, INC.

By /s/ Mark K. Mason
Mark K. Mason, President